BALANCE SHEET

	31-Dec-21	31-Dec-22
Assets		
Current Assets		
Cash	260,057	157,509
Tax Refund	11,416	13,528
Inventory and Supplies	469,021	379,771
Total Current Assets	740,494	550,808
Non-Current Assets		
Equipment and Office Buildout	27,294	17,788
Deferred Expenses	7,492	7,492
Total Non-Current Assets	34,786	25,280
Total Assets	775,280	576,088
Liabilities and Members' Equity		
Current Liabilities		
Credit Cards	29,500	2,301
Orders Deliverable	29,905	19,425
E-Gift Cards Outstanding	9,418	10,558
Taxes Payable	503	472
Total Current Liabilities	69,326	32,756
Non-Current Liabilities		
SBA	150,371	74,671
Wells Fargo	10,247	5,450
Total Non-Current Liabilities	160,618	80,121
Members' Equity		
Members' Capital	545,337	463,211
Total Members' Equity	545,337	463,211
Total Liabilities and Member's Equity	775,280	576,088

Ryan Miner

Ryan Miner / Managing Partner / CFO
4/28/2023